                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )
                                             ---

                           NB&T Financial Group, Inc.
                (Formerly known as InterCounty Bancshares, Inc.)
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   62874 M 10 4
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x]    Rule 13d-1(b)
         [_]    Rule 13d-1(c)
         [_]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------------
CUSIP No.  62874 M 10 4                13G
         ----------------
-----------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The National Bank and Trust Company
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                   5   SOLE VOTING POWER

    NUMBER OF          276,813
                 ---------------------------------------------------------------
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED             -0-
    BY EACH      ---------------------------------------------------------------
   REPORTING       7   SOLE DISPOSITIVE POWER
     PERSON
      WITH             84,291
                 ---------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER

                       655,533
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          811,896
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          25.2%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          BK
--------------------------------------------------------------------------------

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-----------------------------
CUSIP No.  62874 M 10 4                13G
         ----------------
-----------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NB&T Financial Group, Inc., Employee Stock Ownership Plan
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                   5   SOLE VOTING POWER

    NUMBER OF          -0-
                 ---------------------------------------------------------------
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED
    BY EACH            -0-
                 ---------------------------------------------------------------
   REPORTING       7   SOLE DISPOSITIVE POWER
     PERSON
      WITH             -0-
                 ---------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER

                       655,333
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          655,333
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          20.3%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          EP
--------------------------------------------------------------------------------

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Item 1(a).       Name of Issuer:
---------

                 NB&T Financial Group, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:
---------

                 48 N. South Street
                 Wilmington, Ohio 45177

Item 2(a).       Name of Persons Filing:
---------

                 The National Bank and Trust Company

                 NB&T Financial Group, Inc., Employee Stock Ownership Plan

Item 2(b).       Address of Principal Business Office or, if none, Residence:
---------

                 The National Bank and Trust Company
                 48 N. South Street
                 Wilmington, Ohio 45177

Item 2(c).       Citizenship:
---------

                 The National Bank and Trust Company: Organized under the laws of the United States

                 NB&T Financial Group, Inc., Employee Stock Ownership Plan:
                   Organized in Ohio

Item 2(d).       Title and Class of Securities:
---------

                 Common Stock

Item 2(e).       CUSIP Number
---------
                 62874 M 10 4

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or
------
                 13d-2(b) or (c), check whether the person filing is a:

                 (a)   [_]   Broker or Dealer registered under Section 15 of the
                             Act (15 U.S.C. 78o).

                 (b)   [X]   Bank as defined in section 3(a)(6) of the Act (15
                             U.S.C. 78c).

                 (c)   [_]   Insurance Company as defined in section 3(a)(19) of
                             the Act (15 U.S.C. 78c).

                 (d)   [_]   Investment Company registered under section 8 of
                             the Investment Company Act of 1940 (15 U.S.C.
                             80a-8).

                 (e)   [_]   An investment adviser in accordance with (S)
                             240.13d-1(b)(1)(ii)(E).

                 (f)   [X]   An employee benefit plan or endowment fund in
                             accordance with (S) 240.13d-1(b)(1)(ii)(F).

                 (g)   [_]   A parent holding company or control person in
                             accordance with (S) 240.13d-1(b)(1)(ii)(G).

                 (h)   [_]   A savings association as defined in Section 13(b)
                             of the Federal Deposit Insurance Act (12 U.S.C.
                             1813).

                 (i)   [_]   A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                             80a-3).

                 (j)   [_]   A group, in accordance with (S)
                             240.13d-1(b)(1)(ii)(J).


Item 4.          Ownership:
-------

                 At December 31, 2002, there were 655,333 common shares of NB&T Financial Group, Inc., owned by the NB&T Financial Group, Inc., Employee Stock Ownership Plan (the "Plan"). The National Bank and Trust Company (the "Bank") is the trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares and allocated shares with respect to which no instructions have been received, the trustee shall vote such shares in the trustee's discretion. As of December 31, 2002, 533,259 shares were allocated to Plan participants.

                 The trustee has limited power to dispose of the Plan shares, as set forth in the Plan and the Trust Agreement, such as in order to pay participants or to diversify accounts at participant direction or if no funds are otherwise provided to pay expenses of the Plan. The Trustee is directed by the Plan to invest Plan assets primarily in shares of NB&T Financial Group, Inc.

                 The Bank also holds additional shares as Trustee of various other trusts.

Item 5.          Ownership of Five Percent or Less of a Class:
------

                 Inapplicable

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Item 6.         Ownership of More Than Five Percent on Behalf of Another Person:
------

                Inapplicable

Item 7.         Identification and Classification of the Subsidiary Which
------
                Acquired the Security Being Reported on by the Parent Holding
                Company:

                Inapplicable

Item 8.         Identification and Classification of Members of the Group:
------

                Inapplicable

Item 9.         Notice of Dissolution of Group:
------

                Inapplicable

Item 10.        Certification:
-------

                       By signing below, I certify that, to the best of my
                knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 THE NATIONAL BANK AND TRUST COMPANY


 February 10, 2003               By    /s/ Craig F. Fortin
-----------------------------         ------------------------------------------
 Date                                  Craig F. Fortin
                                       its Senior Vice President


                                 NB&T FINANCIAL GROUP, INC.
                                   EMPLOYEE STOCK OWNERSHIP PLAN

 February 10, 2003               By The National Bank and Trust Company, Trustee
-----------------------------
 Date

                                 By    /s/ Craig F. Fortin
                                      ------------------------------------------
                                       Craig F. Fortin
                                       its Senior Vice President

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of NB&T Financial Group, Inc., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.





                                 THE NATIONAL BANK AND TRUST COMPANY


 February 10, 2003               By    /s/ Craig F. Fortin
-----------------------------         ------------------------------------------
 Date                                  Craig F. Fortin
                                       Senior Vice President


                                 NB&T FINANCIAL GROUP, INC.,
                                  EMPLOYEE STOCK OWNERSHIP PLAN

                                 By The National Bank and Trust
 February 10, 2003                    Company, Trustee
-----------------------------
 Date

                                 By    /s/ Craig F. Fortin
                                      ------------------------------------------
                                       Craig F. Fortin
                                       Senior Vice President